UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.____________)*

 Community Healthcare Trust, Inc. (CHCT)
Common Stock
(Title of Class of
Securities)

20369C106

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this
Statement)

Check the appropriate box to designate*
 the rule pursuant to which this Schedule is filed:
[X] Rule 13d-1(b)
[ ]  Rule 13d-1(c)

[_]  Rule 13d-1(d)

__________
*The remainder of this cover page shall be filled* out for a reporting person's initial filing on* this form with respect to the subject class of* securities, and for any subsequent amendment containing information which* would alter the disclosures provided in a prior* cover page.

      The information required in the remainder of* this cover page shall not be deemed to be "filed"* for the purpose of Section 18 of the Securities*
 Exchange Act
of 1934 ("Act") or otherwise subject to the liabilities* of that section of the Act but shall be subject to* all other provisions of the Act (however, see the Notes).




CUSIP No.	20369C106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION  NOS. OF ABOVE PERSONS*
 (ENTITIES ONLY)
DG Capital Management, LLC


2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF*
 A GROUP (SEE INSTRUCTIONS)



(a) [_]
(b) [X]



3.	SEC USE ONLY



4.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER
0
6.	SHARED VOTING POWER
528,947*
7.	SOLE DISPOSITIVE POWER
0
8.	SHARED DISPOSITIVE POWER
528,947*
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
528,947*


10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9*
) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)



[_]



11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.9%*
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA (Investment Adviser)







CUSIP No.	20369C106


1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
DG Value Partners II Master Fund, LP


2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 (SEE INSTRUCTIONS)



(a) [_]
(b) [x]



3.	SEC USE ONLY



4.	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER
0
6.	SHARED VOTING POWER
425,661*
7.	SOLE DISPOSITIVE POWER
0
8.	SHARED DISPOSITIVE POWER
425,661*
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
425,661*


10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES*
 CERTAIN SHARES (SEE INSTRUCTIONS)
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
	5.6%*
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN (Partnership)












CUSIP No.	20369C106


1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Dov Gertzulin


2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 (SEE INSTRUCTIONS)



(a) [_]
(b) [x]



3.	SEC USE ONLY



4.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER
0
6.	SHARED VOTING POWER
528,947*
7.	SOLE DISPOSITIVE POWER
0
8.	SHARED DISPOSITIVE POWER
528,947*
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
528,947*


10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES*
 CERTAIN SHARES (SEE INSTRUCTIONS)



[_]


11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.9%*
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN (Individual)






CUSIP No.	20369C106

Item 1.	(a).	Name of Issuer:

Community Healthcare Trust, Inc. (CHCT)


(b).	Address of issuer's principal executive offices:

354 Cool Springs Blvd., Suite 106, Franklin, TN 37067


Item 2.	(a).	Name of person filing:

DG Capital Management, LLC
DG Value Partners II Master Fund, LP
Dov Gertzulin


(b).	Address or principal business office or, if none, residence:

460 Park Avenue, 22nd Floor
New York, NY 10022



(c).	Citizenship:

DG Capital Management, LLC ? Delaware, USA
        DG Value Partners II Master Fund, LP ? Cayman Islands
        Dov Gertzulin ? United States

(d).		Title of class of securities:

 Common Stock

(e).	CUSIP: 20369C106







Item 3.	If This Statement is filed pursuant to ??.240.13d-1(b) or*
 240.13d-2(b), or (c), check whether the person filing is a

(a)
[_]
Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)
[_]
Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)
[_]
Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)
[_]
Investment company registered under section 8 of the Investment*
 Company Act of 1940 (15 U.S.C. 80a-8).
(e)
[X]
An investment adviser in accordance with ?   240.13d-1(b)(1)(ii)(E);
(f)
[_]
An employee benefit plan or endowment fund in accordance with ?*
    240.13d-1(b)(1)(ii)(F);
(g)
[_]
A parent holding company or control person in accordance with*
 ?240.13d-1(b)(1)(ii)(G);
(h)
[_]
A savings association as defined in Section 3(b) of the Federal*
 Deposit Insurance Act (12 U.S.C.1813);
(i)
[_]
A church plan that is excluded from the definition of an investment*
 company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)
[_]
A non-U.S. institution in accordance with ?240.13d-1(b)(1)(ii)(J);
(k)
[_]
Group, in accordance with ?240.13d-1(b)(1)(ii)(K).  If filing as a*
 non-U.S.
 institution in accordance with ?240.13d-1(b)(1)(ii)(J),  please*
  specify  the
type  of institution:
Item 4.	Ownership.

Provide the following information regarding the aggregate number and* percentage of the class of securities of the issuer identified* in Item 1.

(a)	Amount beneficially owned*:


DG Capital Management, LLC: 528,947
DG Value Partners II Master Fund, LP: 425,661
Dov Gertzulin: 528,947


(b)	Percent of class:

DG Capital Management, LLC: 6.9%
DG Value Partners II Master Fund, LP: 5.6%
Dov Gertzulin: 6.9%

(c)	Number of shares as to which each person has:

(i)
Sole power to vote or to direct the vote
DG Capital Management, LLC: 0
DG Value Partners II Master Fund, LP: 0
Dov Gertzulin: 0



(ii)

Shared power to vote or to direct the vote
DG Capital Management, LLC: 528,947
DG Value Partners II Master Fund, LP: 425,661
Dov Gertzulin: 528,947


(iii)

Sole power to dispose or to direct the disposition of DG Capital Management, LLC: 0
DG Value Partners II Master Fund, LP: 0
Dov Gertzulin: 0


(iv)

Shared power to dispose or to direct the disposition of DG Capital Management, LLC: 528,947
DG Value Partners II Master Fund, LP: 425,661
Dov Gertzulin: 528,947

*Shares reported herein are held by private investment funds*
 (the ?DG Entities?), for which DG Capital Management, LLC serves* as the investment manager. Dov Gertzulin serves as the managing member of DG Capital Management, LLC. Each of the Reporting Persons* disclaims beneficial ownership of the shares reported herein except* to the extent of its or his pecuniary interest therein.

The percentages herein are calculated based upon a statement in the*
 Issuer?s Quarterly Report on Form 10-Q for the quarter ended September* 30, 2015 that there were 7,596,940 shares of Common
Stock issued and outstanding as of October 31, 2015.





Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date*
 hereof the reporting person has ceased to be the beneficial owner of* more than five percent of the
class of securities, check the following  [   ].




Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power* to direct the receipt of dividends from, or the proceeds from the sale* of, such securities, a statement to that effect should be included in response to this item and, if such* interest relates to more than five percent of the class, such person* should be identified. A listing of the shareholders of an investment company registered under the Investment*
 Company Act of 1940 or the beneficiaries of employee benefit plan,* pension fund or endowment fund is not required.

N/A



Item 7.	Identification and Classification of the Subsidiary Which Acquired*
 the Security Being Reported on by the Parent Holding Company or Control Person.

If a parent holding company or control person has filed this schedule,* pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and* attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a* parent holding company or control person has filed this schedule pursuant* to Rule 13d-1(c) or Rule
13d-1(d), attach an exhibit stating the identification of the relevant* subsidiary.

N/A



Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to ?240.13d-1(b)(1)(ii)(J),* so indicate under Item 3(j) and attach an exhibit stating the identity* and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule*
 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of* each member of the group.

N/A



Item 9.	Notice of Dissolution of the Group.

Notice of dissolution of a group may be furnished as an exhibit stating* the date of the dissolution and that all further filings with respect* to transactions in the security reported on will be filed, if required, by members of the group,* in their individual capacity. See Item 5.

N/A



Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief,* the securities referred to above were acquired and are held in the* ordinary course of business and were not acquired and are not held for the purpose of or with the* effect of changing or influencing the control of the issuer of the* securities and were not acquired and are not held in connection with or as a participant in any transaction* having that purpose or effect.






SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief,*
 I certify that the information set forth in this statement is true,* complete and correct.

Dated: January 14, 2016	DG Capital Management LLC

By: /s/ Dov Gertzulin
Dov Gertzulin, Managing Member


          DG Value Partners II Master Fund, LP

By: /s/ Dov Gertzulin
Dov Gertzulin, Managing Member of the General Partner,*
 DG Capital Partners II, LLC,

          Dov Gertzulin

By: /s/ Dov Gertzulin
Dov Gertzulin, Individually



The original statement shall be signed by each person on whose* behalf the statement is filed or his authorized representative.*
 If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general*
 partner of the filing person, evidence of the representative's* authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for* this purpose which is already on file with the Commission may be* incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed* beneath his signature.

Note. Schedules filed in paper format shall include a signed original* and five copies of the schedule, including all exhibits.*
 See s.240.13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact* constitute Federal criminal violations (see 18 U.S.C. 1001).





Exhibit 1



Joint Filing Statement Statement Pursuant to Rule 13d-1(k)(1)



        The undersigned hereby consent and agree to file a joint* statement on Schedule 13G under the Securities Exchange Act of 1934,* as amended, with respect to the Common stock, $.01 par value, of Community Healthcare Trust, Inc. (CHCT)* beneficially owned by them, together with any or all amendments* thereto, when and if appropriate. The parties hereto further consent and agree to file this Statement pursuant to*
 Rule 13d-1(k)(1)(iii) as an exhibit to Schedule 13G, thereby* incorporating the same into such Schedule 13G.

Dated: January 14, 2016	DG Capital Management LLC

By: /s/ Dov Gertzulin
Dov Gertzulin, Managing Member


          DG Value Partners II Master Fund, LP

By: /s/ Dov Gertzulin
Dov Gertzulin, Managing Member of the Investment Manager,*
 DG Capital Management LLC

          Dov Gertzulin

By: /s/ Dov Gertzulin
Dov Gertzulin, Individually